

Mail Stop 3561

October 18, 2007

Mr. Sandro Natale
President and Chief Executive Officer
Superclick, Inc.
10222 ST-Michel Blvd.
Suite 300
Montreal, Quebec, H1H 5H1

Re: **Superclick, Inc.**
             Form 10-KSB for Fiscal Year Ended October 31, 2006
             Filed January 30, 2007
             File No. 333-31238

Dear Mr. Natale:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended October 31, 2006

Consolidated Statement of Operations, page F-4

1. Please revise your statement of income to reclassify your goodwill write-off extraordinary loss to costs and expenses under paragraph 43 of SFAS 142.

Consolidated Statement of Stockholder's Equity, page F-5

2. Please tell us the nature of the line item, "Repayment of Hotel Net shareholder investment," and the basis for your accounting.

3. Please tell why you are recognizing treasury stock when you have a cashless exercise of your stock options. Refer to your basis in the accounting literature.

Consolidated Statement of Comprehensive Income, page F-6

4. Since the derivative gain/(loss) is recognized in your consolidated statements of operations, it is not comprehensive income item.

Consolidated Statement of Cash Flows, page F-7

5. We note your presentation of the line item, "Penalty interest on convertible debenture." It appears to us that this is a noncash expense and should be include in the operating section as a noncash adjustment. Please advise or revise.

Note A – Revenue recognition policy, page F-11

6. Please tell us and disclose the circumstances in which you recognize equipment revenue other than when it is delivered and installation is completed.

Note I – Notes Payable to Former Shareholders of Hotel Net, LLC, page F-19

7. Please provide us with your analysis of your debt exchange under EITF 96-19.

Note N - Stock Incentive Plan, page F-28

8. Revise your footnote to include all of the information required by paragraphs 64 and 84 of SFAS 123R.

Form 10-QSB for the Quarterly Period Ended July 31, 2007

Consolidated Statements of Operations (Unaudited), page 2

9. Please refer to the line item, "Cumulative effect adjustment." Revise to comply with paragraph 25 of SFAS 154.

Consolidated Statements of Comprehensive Income (Loss), page 4

10. Please comply with comment 3 above.

Note G – Notes Payable to Former Shareholders of Hotel Net, LLC, page 14

11. Please provide us with your analysis of your debt exchange under EITF 96-19.

Item 3. Controls and Procedures, page 29

12. Please confirm to us that your certifying officers concluded that your disclosure
    controls and procedures were effective as of the end of the period covered by this
    report, based upon the evaluation of these controls and procedures. If so, disclose
    this conclusion in future filings.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the
    filings;

•   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director